Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	February 19, 2026

Eldorado Gold Delivers Strong 2025 Full Year and Fourth Quarter
Financial and Operational Results; Significant Free Cash Flow Excluding Skouries and Increased Cash Generated From Operating Activities

(All amounts expressed in U.S. dollars unless otherwise noted)

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or the "Company”) today reports the Company’s financial and operational results for the fourth quarter and year ended December 31, 2025. For further information please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis (“MD&A”) filed on SEDAR+ at www.sedarplus.com under the Company’s profile.
Q4 2025 and Full-Year Summary
Operations
•Gold production: 123,416 ounces in Q4 2025. Full-year 2025 production of 488,268 ounces, achieving the higher-end of 2025 production guidance.
•Gold sales: 126,923 ounces in Q4 2025 at an average realized gold price per ounce sold(1) of $4,251, resulting in 491,204 ounces sold in 2025 at an average realized gold price per ounce sold of $3,505.
•Production costs: $203.0 million in Q4 2025, and $677.6 million in 2025.
•Total cash costs(1): $1,295 per ounce sold in Q4 2025, and $1,176 per ounce sold in 2025 came in at the low end of our tightened guidance range.
•All-in sustaining costs(1) ("AISC"): $1,894 per ounce sold in Q4 2025 and $1,664 per ounce sold in 2025, within the tightened guidance range for the year.
•Total capital expenditures: $309.2 million in Q4 2025, and $978.9 million in 2025, including $136.6 million and $475.2 million of construction project capital invested at our Skouries Project in the respective periods. Growth capital(1) at the operating mines of $218.3 million in 2025 was primarily focused at Kisladag, including waste stripping to support mine life extension, construction of the second phase of the North Heap Leach Pad ("NHLP"), and additional North Adsorption-Desorption-Recovery ("ADR") infrastructure. Sustaining capital(1) at operating mines totalled $169.1 million in 2025, including $94.1 million at the Lamaque Complex primarily related to underground development, equipment rebuilds, and expansion of the tailings management facility.
Financial
•Revenue: $577.2 million in Q4 2025 and $1,818.9 million in 2025.
•Net cash generated from operating activities of continuing operations: $283.7 million in Q4 2025, and $742.5 million in 2025.
1 These financial measures or ratios are non-IFRS financial measures and ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in Eldorado's December 31, 2025 MD&A.

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•Cash flow from operating activities, before changes in working capital(2): $230.0 million in Q4 2025, and $752.0 million in 2025.
•Cash and cash equivalents: $869.4 million as at December 31, 2025, up from $856.8 million as at December 31, 2024.
•Net earnings attributable to shareholders from continuing operations: $252.3 million in Q4 2025, and $519.9 million in 2025.
•Adjusted net earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")(2): $265.2 million in Q4 2025 and $836.2 million in 2025. These increases were primarily driven by higher net earnings in both periods. Quarter over quarter higher Adjusted EBITDA was partially offset by the removal of $27.4 million of unrealized gains on derivative instruments in Q4 2025, whereas year over year, Adjusted EBITDA was increased by adding back $39.4 million of unrealized losses on derivative instruments in 2025.
•Adjusted net earnings from continuing operations(2): $126.1 million or $0.63 per share in Q4 2025, and $354.9 million or $1.75 per share in 2025. Adjustments of non-recurring items in 2025 include removing a $177.7 million recovery on deferred tax assets, a $18.7 million gain on foreign exchange due to the translation of deferred tax balances, and a $39.4 million unrealized loss on derivative instruments, among other things. Adjusted net earnings in Q4 2025 removes a $104.2 million recovery on deferred tax assets, a $27.4 million unrealized gain on derivative instruments and a $3.9 million loss on foreign exchange due to the translation of deferred tax balances, among other items.
•Free cash flow(2): Negative $54.5 million in Q4 2025, and negative $232.9 million in 2025. Free cash flow excluding capital expenditures at Skouries(2) was $109.3 million in Q4 2025 and $315.6 million in 2025.
•Skouries Project Term Facility: Drawdowns on the Skouries Project Term Facility were €238.8 million ($278.5 million) in 2025, with cumulative drawdowns as of December 31, 2025 totaling €680.4 million ($799.5 million). The Term Facility is fully drawn.
"2025 was a year of strong execution and meaningful progress across our portfolio,” said George Burns, Chief Executive Officer. “We delivered gold production at the higher end of our production guidance with full-year gold production of 488,268 ounces, underpinned by another strong year at Lamaque, and consistent performance from Kisladag and Efemcukuru. Solid operating execution, supported by a favorable gold price environment, translated into strong financial results, including revenue of $1.8 billion, net cash generated from operating activities of $743 million, and free cash flow of $316 million, excluding Skouries. Supported by a strong balance sheet, we have the financial capacity to advance our growth pipeline while retaining flexibility to return capital to shareholders.”
At Skouries, construction and commissioning advanced significantly. While near-term timing of first concentrate production at Skouries has shifted to early Q3, the fundamentals of the project remain compelling. Together with the Olympias expansion and progress at Perama Hill, Greece is positioned to deliver a step-change in contribution as we enter our next phase of growth. This is complemented by the Lamaque Complex, where Ormaque and a deep pipeline of high-quality exploration targets continue to reinforce long mine life potential, and by our Türkiye operations, which continue to provide a stable and cash-generating foundation.
Our results in 2025 are a direct reflection of the commitment and capability of our employees and contractors across the organization. I want to thank our teams for their focus on safety, operational discipline, and collaboration throughout the year. Looking ahead to 2026, we remain focused on safely delivering Skouries, strengthening our operating foundation, and creating long-term value for our shareholders."

2 These financial measures or ratios are non-IFRS financial measures and ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in Eldorado's December 31, 2025 MD&A.

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Skouries Highlights
The Skouries Project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade copper-gold project. In January 2022, Eldorado published the results of the Skouries Project Feasibility Study with a 20-year mine life and expected average annual production over the life of the mine of 140,000 ounces of gold and 67 million pounds of copper, or approximately 240,000 gold equivalent ounces.(3)
First production of the copper-gold concentrate is expected in early Q3 2026 and commercial production is expected in Q4 2026, with 2026 gold production projected to be between 60,000 and 100,000 ounces and copper production projected to be between 20 and 40 million pounds.
Concentrate Off-Take Agreements
Commercial terms for concentrate off-take have been agreed to with counterparties and contract execution expected before the end of Q1. Negotiated concentrate off-take agreements will cover approximately 80% of the copper concentrate for a two to three year term depending on the agreement and we expect to achieve significantly better economic terms than those assumed in the 2022 feasibility study assumptions, as a result of better pricing and treatment charge conditions in the current market.
Capital Estimate and Schedule
The capital cost estimate for Skouries is $1.16 billion (including recently announced foreign exchange impacts of $43 million and an additional $50 million related to the schedule impacts following a delay in first concentrate production). The project remains fully funded through projected equity contributions and project financing. The Term Facility totalling €680.4 million ($799.5 million) is fully drawn.
Project capital totalled $136.6 million in Q4 2025 and $475.2 million during the year ended December 31, 2025. At December 31, 2025, cumulative project capital invested towards phase 2 of construction totalled $980.0 million.
Accelerated operational costs of $178 million (including a recently announced $24 million increase related to acceleration of underground development and increased stope widths) include additional pre-commercial underground and open-pit mining and accelerate the purchase of higher capacity mobile mining equipment.
Accelerated operational capital was $34.8 million in Q4 2025 and $86.1 million for 2025. As of December 31, 2025, cumulative accelerated operational capital totalled $93.1 million.
Construction Activities
As at December 31, 2025, overall project progress was 90% when including the first phase of construction and 78% complete for phase 2 of construction.
Primary Crusher Building
Progress continues on the construction of the crusher building structure with the concrete now complete. The primary crusher is mechanically complete and set in position, with work continuing on finalizing the electrical installations. Conveyors from the primary crusher through the coarse ore stockpile to the process plant have been installed and belt installations commenced in January 2026.
The stockpile dome foundation is complete and assembly of the dome structure is progressing. Two of the three reclaim feeders and associated chute work have been installed, with pre-assembly underway on the remaining reclaim feeder. Installation of the prefabricated electrical distribution room was completed at the end of January 2026 with electrical cable installation and terminations in progress.
Process Plant
Work in the process plant remains focused on mechanical installations, piping, cable tray and cabling in preparation for first ore. Recent inspections have identified the need to replace the cyclone feed pump variable speed drive capacitors in the process plant main mill discharge cyclone feed, which experienced moisture damage during storage. Temporary replacement equipment has been ordered and is expected to be installed in Q2 2026 with permanent equipment in Q3 2026. High and medium voltage electrical distribution from multiple substations within the process plant network are advancing, and the control building structure is complete with electrical work underway across all areas.
3 The technical report entitled “Technical Report, Skouries Project, Greece” with an effective date of January 22, 2022 is available under the Company's profile at www.sedarplus.com and www.sec.gov. Gold equivalent ounces: Calculated by converting copper pounds produced into gold equivalent using budgeted commodity prices for the relevant period: 2026-2027: $4,000/oz gold and $5.00/lb copper; 2029 and beyond: $3,000/oz gold and $4.50/lb copper.

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The prefabricated electrical distribution room for the compressors has been installed, with cable and terminations progressing. The reagent areas are advancing in line with the commissioning plan through various stages of mechanical, piping and electrical installations.
Thickeners
Two of the three tailings thickeners are mechanically complete, with electrical cabling and instrumentation installation underway. The third tailings thickener is not required for start-up and is progressing in line with the plan.
Water testing has been completed and piping installations have advanced as the pipe rack installations are completed. Work is advancing on the associated infrastructure, including the pumphouse building piping and electrical work and tank installations in the flocculant building. Electrical installations and cable pulling in the thickeners’ secondary substation building are in progress.
Filtered Tailings Facility
Work continues to progress on the filtered tailings plant, which remains on the critical path with electrical installation and commissioning being the final step. The cladding on the filtered tailings building commenced in February 2026.
Mechanical work advanced with all six filter presses and associated swivel doors, feeders and conveyors completed. Pipe and cable tray installation are progressing. The compressor building steel structure is complete, and all six compressors and air receivers are mechanically complete.
The filter plant tank farm construction has progressed with three tanks complete and the remaining two tanks assembled and water-tested, with internal coating work now underway. The clarifier water tank construction is progressing to plan.
The prefabricated electrical distribution room has been installed, with cable tray and electrical installation advancing.
Work continues on tailings handling infrastructure including a horizontal and downslope stacking conveyor system.
The work on the tailings infrastructure has been impacted by recent rainfall above historic levels which is affecting certain construction accessibility and productivities.
Powerline and Substations
The powerline, main and secondary substations are advancing to support start-up in early Q3 2026. Power line connection delays have resulted from a slower than expected approval of the detailed engineering, which in turn delayed the ramp‑up of the subcontractor. Prior to commissioning final electrical regulatory authority approval requires completion of inspection and energization protocols.
Commissioning Activities
Pre-commissioning of the concentrate filter presses has been completed, along with all water testing in the flotation cells and tanks. Pre-commissioning of the pebble crusher is complete, including first fills and completion of construction punch lists. The pebble crusher area has been energized, and hot commissioning of the conveying and process control systems has been completed. Pre-commissioning of the fire, utility, and process water systems has started. Piping and cable installations continued to ramp up during the quarter, with a focus on flotation, grinding, tails filtration, and primary crushing. Commissioning of these areas is expected to commence as sub systems are completed by the construction team.
Integrated Extractive Waste Management Facility (the "IEWMF")
Construction of the Karatzas Lakkos (KL) embankment progressed steadily, with continued advancement of underdrain installation, commencement of the engineered fill raise of the dam, and preparatory works for the next phase of cut-off trench construction.
Work is underway to prepare a dedicated area for the initial placement of tailings, however, work productivities have been impacted by recent rainfall above historic levels.
Construction of the low-grade ore (LGO) stockpile embankment continued, with the lower section advancing beyond the milestone elevation of 340 RL.
Enhancements were made to the construction of the Water Management System, notably the completion of the coffer dam and the implementation of a piling program to ensure the structural integrity of the KT2 diversion channel.

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The intermediate water treatment plant (IWTP) mechanical installations are well underway, while water treatment plant (WTP) foundation works commenced as planned.
Accelerated Operations and Readiness
Open Pit Mining
The open pit mine successfully continued to ramp up during Q4 2025 with four crews operating ahead of plan in building ore stockpiles for the process plant start-up. At the end of Q4 2025, there were approximately 1.2 million tonnes of open pit and underground ore on stockpiles containing approximately 47.3 thousand ounces of gold and 12.5 million pounds of copper. Grade control drilling covering 95% of the Phase 1 open pit has been completed and confirmed the first three years of production.
Underground Development
Underground access development rates continued to accelerate. A total of 1,155 metres of underground development was completed in Q4 2025. During 2025, underground development totalled 3,092 metres, which was approximately 900 metres more development than budgeted during the year.
The test stope program delivered high quality results during the quarter. The first of two test stopes were completely mined out and the second test stope mining will be completed in February 2026. Each test stope mined to date is expected to provide approximately 72kt of ore, with dimensions of 60 metres in height and an area of 30 by 15 metres. Ore fragmentation has exceeded expectations, and stope cavity monitoring and extraction has met our expectations. This success has increased our confidence in the planned trial of four larger test stopes in 2026, each designed at approximately 97kt per stope with dimensions of 60 metres in height and an area of 30 by 20 metres per stope.
Semi-autonomous ore loading and open stope drilling, with operators on surface (no operator on the equipment), was successfully used during the mining of these two test stopes. This technology enables a single operator to control several pieces of equipment simultaneously, increasing safety, drill accuracy and productivity, reducing idle time between shifts and during blast clearance, and decreasing associated costs.
Processing
Additional testing of tailings filter cloths is underway for the infill drilling program and from bulk samples from the open pit ore already mined and stockpiled. An initial inventory strategy has been established to support operational resilience and continuity of supply of filter cloths. This strategy includes maintaining six complete cloth sets sourced from three different vendors.
Engineering and technical optimization efforts continued for the start-up tailings placement area, and operational readiness activities for tailings stacking.
Workforce
As at December 31, 2025, there were approximately 2,350 personnel working on site, including 415 Skouries employees.

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2025 Year in Review: A Pivotal Year for Growth
•Health and Safety: The Company’s lost-time injury frequency rate per million person-hours worked ("LTIFR") improved to 0.55 in Q4 2025, compared to 1.02 in Q4 2024. On a year-to-date basis, LTIFR was 0.99 in 2025, consistent with 0.99 in 2024. We continue to implement multi-year programs to support continuous improvement in workplace safety, supporting our vision of Everyone Going Home Healthy and Safe Every Day.
•Courageous Safety Leadership: Continued strengthening Eldorado's health and safety culture with the global rollout of the Courageous Safety Leadership (CSL) program in 2025, achieving 25% workforce participation (employees and contractors) and advancing plans for full implementation across all regions in 2026. CSL is designed to challenge participants to explore the impact of individual beliefs, attitudes, and behaviors in creating a positive culture of health and safety both at work and at home.
•Sustainability: Strengthened our company-wide sustainability performance through the revision of our Sustainability Integrated Management System (SIMS), reinforcing our commitment to continuous improvement and a consistent ‘One Eldorado’ approach. Additionally, Eldorado was recognized by TIME as one of Canada’s Best Companies in 2025, reflecting our strong performance in sustainability transparency, employee satisfaction and consistent revenue.
•Climate Change and GHG Emissions: In 2025, we advanced our Scope 3 GHG emissions inventory for the years 2023 and 2024, a key step in improving the transparency in our upstream and downstream value chains. Projects and initiatives implemented thus far across our operating mines contributed 23,614 tCO2e of GHG emissions mitigations in 2024, representing 40% of our target of mitigating approximately 59,000 tCO2e by 2030 on a “business-as-usual” basis.
•Increased Mineral Reserves: In November 2025, the updated Mineral Reserve and Mineral Resource statement was published showing that in addition to replacing depletion, the Company increased Mineral Reserves by 5%, driven by a 25% increase at the Lamaque Complex. Additionally, Inferred Mineral Resources increased by 21%, representing significant opportunities for Mineral Resource conversion across the portfolio.
•Setting up Quebec for Continued Growth: The Lamaque Complex in Quebec successfully processed the second bulk sample at Ormaque further de-risking the Lamaque Complex and positioning it for the next phase of advancement.
•Optimization Initiatives Underway at Kisladag: During Q2 2025, the decision was made to proceed with an expansion to the secondary crushing circuit to facilitate operational debottlenecking and reduce wear on the high pressure grinding rolls. In addition, in Q3 2025 to further improve the circuit it was decided to move ahead with implementing whole ore agglomeration which is expected to enhance permeability, improve kinetics, and shorten the leach cycle.
•Efemcukuru Met Guidance for the 11th Consecutive Year: Since 2014, Efemcukuru has met annual guidance expectations.
•Enhancing Throughput and Efficiency at Olympias: During Q2 2025, the mill expansion to 650tpd from 500tpd commenced and is advancing towards completion in Q3 2026 and ramp up in Q4 2026. The expansion is expected to enhance throughput and strengthen overall operating efficiency.
•Continued Strategic Investment Execution: In December 2025, Eldorado increased its investment in Amex Exploration to approximately 27%, providing further exposure to a high-quality asset.
•Returning Capital to Shareholders: In May 2025, Eldorado amended its normal course issuer bid ("NCIB") and renewed it in July 2025. In 2025, the Company repurchased and cancelled 7,688,241 common shares at an average price of $26.47 for a total of approximately $204 million. In addition, in January 2026 the Company announced the initiation of a dividend that provides for the payment of a regular quarterly dividend per common share of the Company.

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Notable Recognitions and Milestones Across the Business:
•In Canada, the Lamaque Complex celebrated its one millionth gold ounce since declaring commercial production in 2019.
•In Turkiye, Kisladag celebrated its four millionth gold ounce. Overall, Turkiye has produced over five million gold ounces.
•Recognized within the TSX30 ranking for top performance over a three year period, based on dividend adjusted share price appreciation. Eldorado's share price increased 238% for the three years ended June 30, 2025.
•Nora Lozano, VP Health and Safety, raised over C$68,000 for Covenant House Vancouver by participating in the Annual Executive Sleep Out in Vancouver. This was the first time Nora participated in the event to raise funds and awareness for youths experiencing homelessness, and marking Eldorado's 7th consecutive year of participation. Since 2018, Eldorado, including employee matching campaigns, has raised over C$300,000 for Covenant House Vancouver.

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Consolidated Financial and Operational Highlights
Summarized Annual Financial Results

	2025	2024	2023
Revenue	$1,818.9	$1,322.6	$1,008.5
Gold produced (oz)	488,268	520,293	485,139
Gold sold (oz)	491,204	517,926	483,978
Average realized gold price ($/oz sold) (2)	$3,505	$2,405	$1,944
Production costs	677.6	564.2	478.9
Total cash costs ($/oz sold) (2,3)	1,176	940	850
All-in sustaining costs ($/oz sold) (2,3)	1,664	1,285	1,220
Net earnings for the period (1)	507.3	289.1	104.6
Net earnings per share – basic ($/share) (1)	2.50	1.42	0.54
Net earnings per share – diluted ($/share) (1)	2.47	1.41	0.54
Net earnings for the period continuing operations (1,4)	519.9	300.9	106.2
Net earnings per share continuing operations – basic ($/share) (1,4)	2.56	1.48	0.55
Net earnings per share continuing operations – diluted ($/share) (1,4)	2.53	1.46	0.54
Adjusted net earnings continuing operations (1,2,4)	354.9	320.7	110.7
Adjusted net earnings per share continuing operations - basic ($/share) (1,2,4)	1.75	1.57	0.57
Net cash generated from operating activities (4)	742.5	656.0	382.9
Cash flow from operating activities before changes in working capital (2,4)	752.0	635.5	411.2
Free cash flow (2,4)	(232.9)	19.8	(47.2)
Free cash flow excluding Skouries (2,4)	315.6	355.0	112.6
Cash and cash equivalents (4)	869.4	856.8	540.5
Total assets	6,727.3	5,835.6	4,987.6
Debt	1,275.1	915.4	636.1
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures and ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in Eldorado's December 31, 2025 MD&A.
(3)Revenues from silver, lead and zinc sales are offset against total cash costs.
(4)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

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Summarized Quarterly Financial Results

2025	Q1	Q2	Q3	Q4	2025
Revenue	$355.2	$451.7	$434.7	$577.2	$1,818.9
Gold produced (oz)	115,893	133,769	115,190	123,416	488,268
Gold sold (oz)	116,263	131,489	116,529	126,923	491,204
Average realized gold price ($/oz sold) (2)	$2,933	$3,270	$3,527	$4,251	$3,505
Production costs	148.3	162.2	164.1	203.0	677.6
Total cash cost ($/oz sold) (2,3)	1,153	1,064	1,195	1,295	1,176
All-in sustaining cost ($/oz sold) (2,3)	1,559	1,520	1,679	1,894	1,664
Net earnings (1)	72.4	138.0	56.0	240.8	507.3
Net earnings per share – basic ($/share) (1)	0.35	0.67	0.28	1.21	2.50
Net earnings per share – diluted ($/share) (1)	0.35	0.67	0.27	1.19	2.47
Net earnings for the period continuing operations (1,4)	72.0	139.0	56.5	252.3	519.9
Net earnings per share continuing operations - basic ($/share) (1,4)	0.35	0.68	0.28	1.26	2.56
Net earnings per share continuing operations - diluted ($/share) (1,4)	0.35	0.67	0.28	1.25	2.53
Adjusted net earnings continuing operations (1,2,4)	56.4	90.1	82.3	126.1	354.9
Adjusted net earnings per share continuing operations - basic ($/share) (1,2,4)	0.28	0.44	0.41	0.63	1.75
Net cash generated from operating activities (4)	130.4	158.2	170.2	283.7	742.5
Cash flow from operating activities before changes in working capital (2,4)	136.5	202.0	183.5	230.0	752.0
Free cash flow (2,4)	(29.4)	(61.6)	(87.4)	(54.5)	(232.9)
Free cash flow excluding Skouries (2,4)	67.9	61.5	76.9	109.3	315.6
Cash and cash equivalents (4)	978.1	1,078.6	1,043.9	869.4	869.4
Total assets	5,951.8	6,303.8	6,485.4	6,727.3	6,727.3
Debt	932.8	1,157.1	1,258.5	1,275.1	1,275.1

2024	Q1	Q2	Q3	Q4	2024
Revenue	$258.0	$297.1	$331.8	$435.7	$1,322.6
Gold produced (oz)	117,111	122,319	125,195	155,668	520,293
Gold sold (oz)	116,008	121,226	123,828	156,864	517,926
Average realized gold price ($/oz sold) (2)	$2,086	$2,336	$2,492	$2,625	$2,405
Production costs	123.0	127.8	141.2	172.1	564.2
Total cash cost ($/oz sold) (2,3)	922	940	953	944	940
All-in sustaining cost ($/oz sold) (2,3)	1,262	1,331	1,335	1,226	1,285
Net earnings (1)	33.6	55.5	95.0	105.1	289.1
Net earnings per share – basic ($/share) (1)	0.17	0.27	0.46	0.51	1.42
Net earnings per share – diluted ($/share) (1)	0.16	0.27	0.46	0.51	1.41
Net earnings for the period continuing operations (1,4)	35.2	56.4	101.1	108.2	300.9
Net earnings per share continuing operations - basic ($/share) (1,4)	0.17	0.28	0.49	0.53	1.48
Net earnings per share continuing operations - diluted ($/share) (1,4)	0.17	0.27	0.49	0.52	1.46
Adjusted net earnings continuing operations (1,2,4)	55.2	66.6	71.0	127.8	320.7
Adjusted net earnings per share continuing operations - basic ($/share) (1,2,4)	0.27	0.33	0.35	0.62	1.57
Net cash flow from operating activities (4)	95.3	112.2	180.9	267.6	656.0
Cash flow from operating activities before changes in working capital (2,4)	108.3	132.2	166.5	228.5	635.5
Free cash flow (2,4)	(30.9)	(32.0)	(4.8)	87.6	19.8
Free cash flow excluding Skouries (2,4)	33.7	33.9	98.3	189.2	355.0
Cash and cash equivalents (4)	514.7	595.1	676.6	856.8	856.8
Total assets	5,065.5	5,280.6	5,565.1	5,835.6	5,835.6
Debt	643.8	748.0	849.2	915.4	915.4
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are offset against total cash costs.
(4)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

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Gold sales in 2025 totalled 491,204 ounces, a decrease of 5% from 517,926 ounces in 2024, and 126,923 ounces in Q4 2025, a decrease of 19% from 156,864 ounces in Q4 2024. The lower sales volume in both periods compared to prior year primarily reflected planned lower production across all sites.
The average realized gold price(4) was $3,505 per ounce sold in 2025, an increase from $2,405 per ounce sold in 2024, and $4,251 per ounce sold in Q4 2025 compared to $2,625 per ounce sold in Q4 2024, and benefitted from strengthening metal prices throughout the year.
Total revenue was $1,818.9 million in 2025, an increase of 38% from revenue of $1,322.6 million in 2024, and $577.2 million in Q4 2025, an increase of 32% from revenue of $435.7 million in Q4 2024. The increase in both periods was due to higher average realized gold prices partially offset by lower volumes sold.
Production costs increased to $677.6 million in 2025 from $564.2 million in 2024 and increased to $203.0 million in Q4 2025 from $172.1 million in Q4 2024. Increases in both periods were driven by higher royalties, accounting for approximately 40% of the increase to production costs in the year-over-year comparison. Additionally, there are rising labour costs in Turkiye where cost inflation continues to outpace the devaluation of the local currency, as well as at Lamaque, where additional costs were incurred on labour and contractors due to the deepening of the production centre of the Triangle Mine, resulting in increased haulage distance, equipment and personnel requirements.
Production costs include royalty expense, which increased to $124.3 million in 2025 from $79.4 million in 2024, and increased to $44.7 million in Q4 2025 from $26.4 million in Q4 2024 due to higher average gold prices. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. Effective July 24, 2025, amendments to Turkish Mining Law were enacted, which included changes to the base rate table for state royalties on gold metal sales. The price-linked sliding scale of royalty rates has broadened with increasing rate bands, with the highest band at a maximum gold price of $5,101/oz, an expansion from the previous maximum of $2,101/oz. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR/USD exchange rate.
Total cash costs(4) averaged $1,176 per ounce sold in 2025, an increase from $940 per ounce sold in 2024. In Q4 2025, total cash costs averaged $1,295 per ounce sold, an increase from $944 per ounce sold in Q4 2024. The increase in both periods was primarily due to higher royalty expense driven by higher gold prices and unit costs, as well as lower gold volumes sold.
AISC per ounce sold(4) increased to $1,664 in 2025 from $1,285 in 2024, and to $1,894 in Q4 2025 from $1,226 in Q4 2024. The increase in both periods primarily reflect higher total cash costs per ounce sold as discussed above and higher sustaining capital expenditures.
The Company reported net earnings attributable to shareholders from continuing operations of $519.9 million ($2.56 basic earnings per share) in 2025, compared to $300.9 million ($1.48 basic earnings per share) in 2024 and net earnings of $252.3 million ($1.26 basic earnings per share) in Q4 2025, compared to net earnings of $108.2 million ($0.53 basic earnings per share) in Q4 2024. Net earnings attributable to shareholders from continuing operations increased in 2025 and Q4 2025 primarily due to higher revenue from higher average realized gold prices, partially offset by higher production costs and losses on derivative instruments.
Adjusted net earnings attributable to shareholders from continuing operations(4) was $354.9 million ($1.75 per share) in 2025, compared to $320.7 million ($1.57 per share) in 2024. Adjustments of non-recurring items in 2025 include removing a $177.7 million recovery for the recognition of deferred tax assets, a $18.7 million gain on foreign exchange due to the translation of deferred tax balances, and a $39.4 million unrealized loss on derivative instruments, among other items. Adjusted net earnings(3) was $126.1 million ($0.63 per share) in Q4 2025, removing a $104.2 million recovery for the recognition of deferred tax assets, a $27.4 million unrealized gain on derivative instruments and a $3.9 million loss on foreign exchange due to the translation of deferred tax balances, among other items.

4 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

10

Operations Update
Gold Operations

	3 months ended December 31,		12 months ended December 31,
	2025	2024	2025	2024
Total
Ounces produced	123,416	155,668	488,268	520,293
Ounces sold	126,923	156,864	491,204	517,926
Production costs	$203.0	$172.1	$677.6	$564.2
Total cash costs ($/oz sold) (1,2)	$1,295	$944	$1,176	$940
All-in sustaining costs ($/oz sold) (1,2)	$1,894	$1,226	$1,664	$1,285
Sustaining capital expenditures (2)	$53.8	$31.0	$169.1	$124.3
Kisladag
Ounces produced	41,140	56,483	168,701	174,080
Ounces sold	43,043	56,056	169,971	173,124
Production costs	$70.8	$56.1	$221.1	$162.7
Total cash costs ($/oz sold) (1,2)	$1,593	$978	$1,264	$918
All-in sustaining costs ($/oz sold) (1,2)	$1,933	$1,073	$1,478	$1,025
Sustaining capital expenditures (2)	$12.0	$3.8	$28.1	$12.7
Lamaque
Ounces produced	49,307	63,742	187,208	196,538
Ounces sold	49,886	61,894	187,551	194,670
Production costs	$43.0	$38.7	$150.8	$140.3
Total cash costs ($/oz sold) (1,2)	$841	$615	$790	$711
All-in sustaining costs ($/oz sold) (1,2)	$1,392	$933	$1,302	$1,134
Sustaining capital expenditures (2)	$26.8	$19.2	$94.1	$80.3
Efemcukuru
Ounces produced	14,496	19,451	72,482	80,143
Ounces sold	14,591	19,185	73,191	80,002
Production costs	$32.6	$26.9	$118.1	$99.9
Total cash costs ($/oz sold) (1,2)	$1,929	$1,376	$1,510	$1,231
All-in sustaining costs ($/oz sold) (1,2)	$2,536	$1,650	$1,846	$1,411
Sustaining capital expenditures (2)	$8.6	$5.1	$22.9	$15.9
Olympias
Ounces produced	18,473	15,992	59,877	69,532
Ounces sold	19,403	19,729	60,491	70,130
Production costs	$56.7	$50.4	$187.6	$161.3
Total cash costs ($/oz sold) (1,2)	$1,324	$1,463	$1,722	$1,304
All-in sustaining costs ($/oz sold) (1,2)	$1,676	$1,669	$2,145	$1,562
Sustaining capital expenditures (2)	$6.5	$2.9	$24.1	$15.4
(1)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(2)These financial measures or ratios are non-IFRS financial measures and ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in Eldorado's December 31, 2025 MD&A.

11

Kisladag
Kisladag produced 168,701 ounces of gold in 2025, a 3% decrease from 174,080 ounces in 2024 due to fewer tonnes placed on the pad and lower grades stacked during 2025. Similarly, gold production of 41,140 ounces in the quarter decreased 27% from 56,483 ounces in Q4 2024, due to lower available stacked ounces. In the year, lower grades of 0.73 grams per tonne in 2025 compared to 0.81 grams per tonne in 2024, resulted in lower recoverable ounces stacked in the quarter.
Revenue increased to $595.8 million in 2025 from $423.5 million in 2024 and increased to $185.7 million from $150.3 million in Q4 2024, reflecting higher average realized prices, offsetting lower gold volumes sold in both periods.
Production costs increased to $221.1 million in 2025 from $162.7 million in 2024 and to $70.8 million in Q4 2025 from $56.1 million in Q4 2024. The increases in both periods were primarily due to higher royalty expense from higher average realized gold prices and increased royalty rates effective from Q3 2025, as well as rising labour costs and costs of local services mainly driven by inflation exceeding the devaluation of the local currency. As a result, total cash costs per ounce sold increased to $1,264 in 2025 from $918 in 2024 and $1,593 in Q4 2025 from $978 in Q4 2024, which was also impacted by lower ounces sold.
Depreciation expense decreased to $90.6 million in 2025 from $93.7 million in 2024 due to lower ounces produced and sold during the year.
AISC per ounce sold increased to $1,478 in 2025 from $1,025 in 2024 and increased to $1,933 in Q4 2025 from $1,073 in Q4 2024 due to higher total cash costs per ounce sold and higher sustaining capital expenditures.
Sustaining capital expenditures were $28.1 million in 2025, including $12.0 million in Q4 2025, primarily related to equipment rebuilds, and heap leach pad interlifts. Growth capital investment was $104.9 million in 2025, including $34.8 million in Q4 2025 primarily for waste stripping and associated equipment costs to support the mine life extension, continued construction of the second and third phases of the North heap leap pad ("NHLP") and additional North adsorption, desorption and recovery ("ADR") plant infrastructure, as well as technical studies.
Following a comprehensive technical and economic assessment, with a focus on capital discipline, whole ore agglomeration was decoupled from additional screening for the high pressure grinding rolls ("HPGR"). This allows for the implementation of the whole ore agglomeration circuit. The investment is expected to be approximately $35 million, and is expected to enhance permeability, improve kinetics, and shorten the leach cycle. Procurement of long-lead items commenced in Q4 2025, with installation of the agglomeration drums targeted for 2027.
Following the Q2 2025 decision to expand the secondary crusher circuit to facilitate operational debottlenecking and reduce wear on the HPGR, a new crusher has been ordered, and is expected to be delivered and installed in H2 2026.
The geometallurgical study for characterization of future mining phases continues and will evaluate the benefit of additional screening for the HPGR and whole ore agglomeration. This study is expected to be complete in H1 2026.
The higher metal price environment has created a significant opportunity for the Kisladag open pit, to allow us to evaluate the opportunity to move from a $1,700 to a $2,100 pit shell, which is expected to open up the western area of the pit and support resource expansion. To facilitate this opportunity and assist in resolving ongoing geotechnical challenges in the open pit, we expect to increase waste stripping in 2026 by 6 to 8 million tonnes. The mine optimization plan is expected to be beneficial in the long-term by improved balancing of ore and waste movement and supporting consistent year-over-year performance.
Lamaque
Lamaque produced 187,208 ounces of gold in 2025, a 5% decrease from 196,538 ounces in 2024 as a result of lower average grades and recoveries, partially offset by higher ore throughput. Gold production of 49,307 ounces in the quarter was lower compared to 63,742 ounces in Q4 2024 due to lower throughput rates as a result of a planned shutdown in Q4 and lower grades which influenced lower average recoveries. The gold grade decreased to 6.78 grams per tonne in Q4 2025 from 8.05 grams per tonne in 2025 due to mine sequencing, as well as the high-grade Ormaque bulk sample processed in Q4 2024.
Revenue increased to $658.2 million in 2025 from $473.0 million in 2024 and increased to $210.7 million from $165.2 million in Q4 2024. The increase in both periods is due to higher average realized gold prices.
Production costs increased to $150.8 million in 2025 from $140.3 million in 2024, and to $43.0 million in the quarter from $38.7 million in Q4 2024, primarily due to higher royalties and additional costs incurred for labour, contractors,

12

and equipment rentals. As a result, total cash costs per ounce sold increased to $790 in 2025 from $711 in 2024, and increased to $841 in Q4 2025, from $615 in Q4 2024.
AISC per ounce sold increased to $1,302 in 2025 from $1,134 in 2024, and $1,392 in Q4 2025 from $933 in Q4 2024 primarily reflecting higher total cash costs per ounce sold and higher sustaining capital expenditures during the year.
Sustaining capital expenditures were $94.1 million in 2025, including $26.8 million in Q4 2025, primarily related to underground development, delineation drilling, equipment rebuilds and purchases. Growth capital investments of $65.2 million in 2025, including $17.7 million in Q4 2025, primarily related to Ormaque development, construction of the north basin water management structure, procurement of the paste plant, as well as resource conversion drilling.
Efemcukuru
Efemcukuru produced 72,482 payable ounces of gold in 2025, a 10% decrease from 80,143 payable ounces in 2024, reflecting predominately lower grades. Gold production of 14,496 payable ounces in the quarter was 25% lower than 19,451 payable ounces produced in Q4 2024, due to lower grades despite higher tonnes milled.
Revenue increased to $275.0 million in 2025 from $199.9 million in 2024 and to $69.1 million in Q4 2025 from $51.0 million in Q4 2024. Increases in both periods were driven by higher average realized gold prices, offsetting lower ounces sold.
Production costs increased to $118.1 million in 2025 from $99.9 million in 2024 and increased to $32.6 million in Q4 2025 from $26.9 million in Q4 2024, primarily driven by higher royalty expense as a result of higher gold prices and increased royalty rates in Turkiye effective in Q3 2025. Higher direct operating costs, including labour, were driven by inflation exceeding the devaluation of local currency. Operating cost increases and lower gold production in the year resulted in an increase in total cash costs per ounce sold to $1,510 in 2025, from $1,231 in 2024 and increased to $1,929 in Q4 2025 from $1,376 in Q4 2024.
AISC per ounce sold increased to $1,846 in 2025 from $1,411 in 2024 and to $2,536 in Q4 2025 from $1,650 in Q4 2024, primarily reflecting higher total cash costs per ounce sold and higher sustaining capital expenditures as a result of increased development.
Sustaining capital expenditure was $22.9 million in 2025, including $8.6 million in Q4 2025, related primarily to underground development as well as equipment rebuilds and purchases. Growth capital investment was $13.4 million in 2025, including $5.0 million in Q4 2025 related to both underground and portal development at Kokarpinar and development costs at Bati.
Olympias
Olympias produced 59,877 ounces of gold in 2025, a 14% decrease from 69,532 ounces in 2024. This primarily reflects lower throughput and recoveries during the year as a result of persistent flotation circuit stability issues due to a paste backfill blend that affected the water chemistry, as well as equipment availability constraints.
Gold production of 18,473 ounces in Q4 2025 increased from 15,992 ounces in Q4 2024 as a result of higher gold grades and recoveries despite slightly lower throughput. Lead and silver production decreased in the period compared to Q4 2024, primarily reflecting lower grades.
Revenue increased to $289.9 million in 2025 from $226.2 million in 2024 and increased to $111.7 million in Q4 2025 from $69.3 million in Q4 2024, as a result of a higher average realized gold price, offset by lower sales volumes in both periods.
Production costs increased to $187.6 million in 2025 from $161.3 million in 2024 and to $56.7 million in Q4 2025 from $50.4 million in Q4 2024. Costs were higher in the quarter and for the year compared to 2024 primarily due to the stronger Euro as well as higher royalties as a result of higher gold prices. These impacts were offset by higher by-product credits from base metal sales, which benefitted from the impact of higher silver prices. This resulted in total cash costs per ounce sold decreasing to $1,324 in Q4 2025 from $1,463 in Q4 2024. Total cash costs per ounce sold increased to $1,722 in 2025 from $1,304 in 2024 due to higher royalties and lower ounces sold.
AISC per ounce sold of $1,676 in Q4 2025 was comparable to $1,669 in Q4 2024. AISC per ounce sold increased to $2,145 in 2025 from $1,562 in 2024 primarily due to higher total cash costs, lower volumes sold and higher sustaining capital expenditures.

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Sustaining capital expenditure increased to $24.1 million in 2025 from $15.4 million in 2024 and to $6.5 million in Q4 2025 from $2.9 million in Q4 2024. Spending in both periods primarily included underground development and mobile mining equipment rebuilds and purchases. Growth capital investments in 2025 relate to underground development and mill expansion infrastructure. The mill expansion to 650 ktpa (from 500 ktpa currently) continued to progress with completion expected in Q3 2026 and ramp-up expected in Q4 2026.

For further information on the Company’s operating results for the year-end and fourth quarter of 2025, please see the Company’s Management’s Discussion and Analysis filed on SEDAR+ at www.sedarplus.com under the Company’s profile.

Conference Call
A conference call to discuss the details of the Company’s Fourth Quarter and Year-End 2025 Results will be held by senior management on Friday, February 20, 2026 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com and via this link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=HLGSU5AR.
Participants may elect to pre-register for the conference call via this link: https://dpregister.com/sreg/10205013/100877522c1.
Upon registration, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call.

Conference Call Details		Replay (available until April 3, 2026)
Date:	February 20, 2026	Toronto:	+1 412 317 0088
Time:	8:30 am PT (11:30 am ET)	Toll Free:	+1 855 669 9658
Dial in:	+1 647 846 2782	Access code:	5447764
Toll free:	1 833 752 3325

About Eldorado Gold
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact
Investor Relations
Lynette Gould, VP, Investor Relations, Communications and External Affairs
647 271 2827 or 1 888 353 8166
lynette.gould@eldoradogold.com

Media
Chad Pederson, Director, Communications
236 885 6251 or 1 888 353 8166
chad.pederson@eldoradogold.com

14

Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this press release, including total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), adjusted net earnings/(loss) per share attributable to shareholders, free cash flow, free cash flow excluding Skouries, and cash flow from operating activities before changes in working capital.
Please see the December 31, 2025 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors with an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to those of other issuers. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the December 31, 2025 MD&A available on SEDAR+ at www.sedarplus.com and on the Company's website under the 'Investors' section.

Total Cash Cost, Total Cash Costs per Ounce Sold
Our reconciliation of total cash costs and total cash costs per ounce sold to production costs, the most directly comparable IFRS measure, is presented below.

	Q4 2025	Q4 2024	2025	2024	2023
Production costs	$203.0	$172.1	$677.6	$564.2	$478.9
By-product credits (1)	(40.9)	(27.8)	(109.3)	(92.2)	(83.4)
Concentrate deductions (2)	2.3	3.9	9.3	15.1	15.7
Total cash costs	$164.4	$148.1	$577.6	$487.1	$411.3
Gold ounces sold	126,923	156,864	491,204	517,926	483,978
Total cash cost per ounce sold	$1,295	$944	$1,176	$940	$850
(1)Revenue from silver, lead and zinc sales.
(2)Included in revenue.

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For the three months ended December 31, 2025:

	Direct mining costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$53.4	($2.2)	$0.6	($3.7)	$20.5	$68.6	43,043	$1,593
Lamaque	40.7	(1.0)	0.2	(0.8)	2.9	42.0	49,886	841
Efemcukuru	20.6	(4.4)	2.4	0.1	9.5	28.1	14,591	1,929
Olympias	43.6	(33.3)	4.1	(0.5)	11.8	25.7	19,403	1,324
Total consolidated	$158.3	($40.9)	$7.3	($4.9)	$44.7	$164.4	126,923	$1,295
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the year ended December 31, 2025:

	Direct mining costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$179.7	($6.3)	$1.2	($16.5)	$56.7	$214.8	169,971	$1,264
Lamaque	141.9	(2.6)	0.5	0.4	8.1	148.2	187,551	790
Efemcukuru	77.6	(10.1)	12.6	0.5	29.9	110.5	73,191	1,510
Olympias	155.0	(90.2)	15.2	(5.5)	29.7	104.2	60,491	1,722
Total consolidated	$554.2	($109.3)	$29.5	($21.1)	$124.3	$577.6	491,204	$1,176
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the three months ended December 31, 2024:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$40.9	($1.3)	$0.4	$2.2	$12.7	$54.8	56,056	$978
Lamaque	37.6	(0.6)	0.2	(1.1)	1.9	38.1	61,894	615
Efemcukuru	19.3	(1.7)	3.7	0.1	5.0	26.4	19,185	1,376
Olympias	37.7	(24.2)	4.8	3.8	6.7	28.9	19,729	1,463
Total consolidated	$135.5	($27.8)	$9.1	$5.1	$26.4	$148.1	156,864	$944
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the year ended December 31, 2024:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$146.2	($3.8)	$0.9	($17.2)	$32.8	$158.9	173,124	$918
Lamaque	138.5	(1.9)	0.5	(4.3)	5.7	138.4	194,670	711
Efemcukuru	70.3	(6.4)	15.1	(0.5)	20.0	98.5	80,002	1,231
Olympias	134.2	(80.0)	18.7	(2.4)	20.9	91.4	70,130	1,304
Total consolidated	$489.1	($92.2)	$35.2	($24.4)	$79.4	$487.1	517,926	$940
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

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All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
Our reconciliation of AISC and AISC per ounce sold to total cash costs is presented below. The reconciliation of total cash costs to production costs, the most directly comparable IFRS measure, are presented above.

	Q4 2025	Q4 2024	2025	2024	2023
Total cash costs	$164.4	$148.1	$577.6	$487.1	$411.2
Corporate and allocated G&A	19.1	9.8	59.1	45.1	46.7
Exploration and evaluation costs	0.6	1.1	1.7	3.9	1.2
Reclamation costs and amortization	2.5	2.2	9.7	5.0	9.3
Sustaining capital expenditure	53.8	31.0	169.1	124.3	121.8
AISC	$240.4	$192.3	$817.2	$665.4	$590.3
Gold ounces sold	126,923	156,864	491,204	517,926	483,978
AISC per ounce sold	$1,894	$1,226	$1,664	$1,285	$1,220

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q4 2025	Q4 2024	2025	2024	2023
General and administrative expenses (from consolidated statement of operations)	$13.8	$9.2	$39.2	$36.2	$39.8
Add:
Share based payments expense	4.9	2.1	20.2	11.9	10.2
Employee benefit pension plan expense from corporate and operating gold mines	1.6	0.4	4.4	3.6	4.2
Less:
G&A expenses related to non-gold mines and in-country offices	—	—	—	(1.0)	(0.9)
Depreciation in G&A	(0.5)	(0.9)	(1.9)	(3.5)	(3.2)
Business development	(0.4)	(0.5)	(1.1)	(1.4)	(2.7)
Development projects	(0.4)	(0.4)	(1.7)	(1.2)	(0.7)
Adjusted corporate general and administrative expenses	$19.1	$9.8	$59.1	$44.7	$46.7
Regional general and administrative costs allocated to gold mines	(0.9)	—	(2.3)	0.4	0.2
Corporate and allocated general and administrative expenses per AISC	$18.2	$9.8	$56.8	$45.1	$46.9

Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q4 2025	Q4 2024	2025	2024	2023
Exploration and evaluation expense (1) (from consolidated statement of operations)	$9.8	$7.7	$35.0	$23.8	$22.4
Add:
Capitalized evaluation cost related to operating gold mines	0.6	1.1	1.7	3.9	1.2
Less:
Exploration and evaluation expenses related to non-gold mines and other sites (1)	(9.8)	(7.7)	(35.0)	(23.8)	(22.4)
Exploration costs per AISC	$0.6	$1.1	$1.7	$3.9	$1.2
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

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Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q4 2025	Q4 2024	2025	2024	2023
Asset retirement obligation accretion (1) (from notes to the consolidated financial statements)	$1.5	$1.2	$5.9	$4.9	$4.3
Add:
Depreciation related to asset retirement obligation assets	1.2	1.2	4.7	1.0	5.8
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)	(0.9)	(0.9)	(0.7)
Reclamation costs and amortization per AISC	$2.5	$2.2	$9.7	$5.0	$9.3
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

Sustaining and Growth Capital
Our reconciliation of growth capital and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q4 2025	Q4 2024	2025	2024	2023
Additions to property, plant and equipment (1) (from segment note in the consolidated financial statements)	$309.2	$174.5	$978.9	$620.3	$411.2
Growth and development project capital investment - gold mines	(74.3)	(32.0)	(218.1)	(146.1)	(122.3)
Growth and development project capital investment - other	(180.7)	(108.3)	(588.7)	(343.2)	(168.6)
Sustaining capitalized depreciation	—	(2.2)	—	(2.2)	—
Sustaining capitalized exploration	(0.6)	(1.1)	(1.7)	(3.9)	(0.1)
Sustaining equipment leases	0.4	(1.3)	(0.3)	(0.6)	1.6
Corporate leases	—	1.5	(1.1)	—	—
Sustaining capital expenditure at operating gold mines	$53.8	$31.0	$169.1	$124.3	$121.8
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

Our reconciliation by asset of AISC and AISC per ounce sold to total cash costs is presented below.
For the three months ended December 31, 2025:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$68.6	$0.8	$—	$1.8	$12.0	$83.2	43,043	$1,933
Lamaque	42.0	—	0.6	0.1	26.8	69.4	49,886	1,392
Efemcukuru	28.1	0.1	—	0.2	8.6	37.0	14,591	2,536
Olympias	25.7	—	—	0.4	6.5	32.5	19,403	1,676
Corporate (1)	—	18.2	—	—	—	18.2	—	143
Total consolidated	$164.4	$19.1	$0.6	$2.5	$53.8	$240.4	126,923	$1,894
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

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For the year ended December 31, 2025:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$214.8	$1.2	$—	$7.2	$28.1	$251.3	169,971	$1,478
Lamaque	148.2	—	1.6	0.3	94.1	244.3	187,551	1,302
Efemcukuru	110.5	1.1	—	0.6	22.9	135.1	73,191	1,846
Olympias	104.2	—	—	1.5	24.1	129.8	60,491	2,145
Corporate (1)	—	56.8	—	—	—	56.8	—	116
Total consolidated	$577.6	$59.1	$1.7	$9.7	$169.1	$817.2	491,204	$1,664
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the three months ended December 31, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$54.8	$—	$—	$1.5	$3.8	$60.1	56,056	$1,073
Lamaque	38.1	—	0.4	0.1	19.2	57.8	61,894	933
Efemcukuru	26.4	—	—	0.2	5.1	31.7	19,185	1,650
Olympias	28.9	—	0.7	0.4	2.9	32.9	19,729	1,669
Corporate (1)	—	9.8	—	—	—	9.8	—	62
Total consolidated	$148.1	$9.8	$1.1	$2.2	$31.0	$192.3	156,864	$1,226
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the year ended December 31, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$158.9	$—	$—	$5.9	$12.7	$177.4	173,124	$1,025
Lamaque	138.4	—	1.6	0.6	80.3	220.8	194,670	1,134
Efemcukuru	98.5	0.5	1.1	(3.0)	15.9	112.9	80,002	1,411
Olympias	91.4	—	1.2	1.5	15.4	109.5	70,130	1,562
Corporate (1)	—	44.6	—	—	—	44.6	—	86
Total consolidated	$487.1	$45.1	$3.9	$5.0	$124.3	$665.4	517,926	$1,285
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

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Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended December 31, 2025:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$185.7	$—	($2.2)	$183.5	43,043	$4,264
Lamaque	210.7	—	(1.0)	209.7	49,886	4,204
Efemcukuru	69.1	—	(4.4)	64.6	14,591	4,429
Olympias	111.7	2.3	(32.3)	81.8	19,403	4,213
Total consolidated	$577.2	$2.3	($39.9)	$539.6	126,923	$4,251
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the year ended December 31, 2025:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$595.8	$—	($6.3)	$589.4	169,971	$3,468
Lamaque	658.2	—	(2.6)	655.6	187,551	3,496
Efemcukuru	275.0	2.5	(10.1)	267.4	73,191	3,654
Olympias	289.9	6.8	(87.5)	209.2	60,491	3,458
Total consolidated	$1,818.9	$9.3	($106.6)	$1,721.6	491,204	$3,505
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the three months ended December 31, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$150.3	$—	($1.3)	$148.9	56,056	$2,657
Lamaque	165.2	—	(0.6)	164.6	61,894	2,659
Efemcukuru	51.0	1.2	(1.7)	50.5	19,185	2,631
Olympias	69.3	2.7	(24.2)	47.8	19,729	2,422
Total consolidated	$435.7	$3.9	($27.8)	$411.8	156,864	$2,625
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the year ended December 31, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$423.5	$—	($3.8)	$419.7	173,124	$2,424
Lamaque	473.0	—	(1.9)	471.1	194,670	2,420
Efemcukuru	199.9	5.0	(6.4)	198.4	80,002	2,480
Olympias	226.2	10.1	(80.0)	156.3	70,130	2,228
Total consolidated	$1,322.6	$15.1	($92.2)	$1,245.5	517,926	$2,405
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

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EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings (loss) from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q4 2025	Q4 2024	2025	2024	2023
Earnings before income tax (1)	$219.7	$176.9	$544.3	$435.4	$163.4
Depreciation, depletion and amortization (2)	70.1	74.4	260.5	255.0	264.3
Interest income	(7.8)	(6.6)	(33.6)	(23.9)	(17.6)
Finance costs	10.5	12.5	31.6	23.0	32.8
EBITDA	$292.5	$257.2	$802.8	$689.5	$442.9
Loss (gain) on disposal of assets	0.1	(2.4)	(6.6)	(1.5)	0.6
Unrealized (gain) loss on derivative instruments	(27.4)	(10.2)	39.4	51.8	9.6
Loss (gain) on recognition of deferred consideration (3)	—	—	0.5	(60.0)	—
Adjusted EBITDA	$265.2	$244.6	$836.2	$679.7	$453.1
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)Includes depreciation within general and administrative expenses.
(3)In Q3 2025, transaction costs of $0.5 million were recognized against the $60 million gain in Q3 2024 related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021.

Adjusted Net Earnings Attributable to Shareholders
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

Continuing Operations (1)	Q4 2025	Q4 2024	2025	2024	2023
Net earnings attributable to shareholders of the Company (1)	$252.3	$108.2	$519.9	$300.9	$106.2
Loss (gain) on foreign exchange translation of deferred tax balances net of inflation accounting (2)	3.9	26.5	(18.7)	14.6	(30.0)
Decrease (increase) in fair value of redemption option derivative	1.5	5.1	(7.1)	(1.9)	(2.0)
Unrealized (gain) loss on derivative instruments	(27.4)	(10.2)	39.4	51.8	9.6
Tax recoveries on recognition of deferred tax assets (3)	(104.2)	—	(177.7)	—	—
Discount on sale of marketable securities	—	—	5.1	—	—
Gain on sale of mining licenses	—	(1.9)	(6.5)	(1.9)	—
Loss (gain) on deferred consideration, net of tax (4)	—	—	0.5	(50.1)	—
Tax reassessment on historical items (5)	—	—	—	7.2	22.6
Current tax expense due to Turkiye earthquake relief tax law change (6)	—	—	—	—	4.3
Total adjusted net earnings	$126.1	$127.8	$354.9	$320.7	$110.7
Weighted average shares outstanding (thousands)	199,720	204,619	203,018	203,983	194,448
Adjusted net earnings per share ($/share)	$0.63	$0.62	$1.75	$1.57	$0.57
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)Q4 2025 includes $3.9 million loss (Q4 2024 - $29.1 million loss) on foreign exchange translation of deferred tax balances and $nil (Q4 2024 - $2.6 million gain) on Turkiye tax inflation accounting. Year ended December 31, 2025 includes $18.7 million gain (2024 - $45.9 million loss) on foreign exchange translation of deferred tax balances and $nil (2024 - $31.2 million gain) on Turkiye tax inflation accounting.
(3)Includes recoveries on deferred tax assets of $114.0 million ($40.5 million in Q4 2025) relating to Canada and $63.7 million in Q4 2025 relating to Greece.
(4)In Q3 2025, transaction costs of $0.5 million were recognized upon collection of the deferred consideration (2024: a $60 million gain related to the deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021 was recognized, net of taxes of $9.9 million).
(5)In Q3 2024, a provision of $7.2 million was recorded for potential non-recurring tax reassessments representing $5.9 million of tax and $1.4 million of interest. These relate to historical intercompany loan balances in 2020 and 2021 which have since been capitalized. The deferred tax expense adjustment in 2023 was due to the income tax rate increase in Turkiye enacted in Q3 2023. Rate increase from 20% to 25% for general rate, from 19% to 24% for certain manufacturing activities (including mining) and from 19% to 20% for export income and was applicable retroactively to January 1, 2023.
(6)To help fund earthquake relief efforts in Turkiye, a one-time tax law change was introduced in Q1 2023 to reverse a portion of the tax credits and deductions previously granted in 2022.

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Free Cash Flow and Free Cash Flow Excluding Skouries
Our reconciliations of free cash flow and free cash flow excluding Skouries to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q4 2025	Q4 2024	2025	2024	2023
Cash generated from operating activities (1)	$283.7	$267.6	$742.5	$656.0	$382.9
Less: Cash used in investing activities	(380.5)	(165.9)	(814.6)	(630.6)	(395.7)
Add back: Decrease in term deposits	—	—	—	(1.1)	(35.0)
Add back (less): Purchases (proceeds from sale) of marketable securities and investment in associate	44.8	(10.0)	(96.4)	1.1	0.6
Less: Proceeds from sale of mining licenses	(2.5)	(4.1)	(5.0)	(5.6)	—
Less: Cash received from deferred consideration (2)	—	—	(59.5)	—	—
Free cash flow	($54.5)	$87.6	($232.9)	$19.8	($47.2)
Add back: Skouries cash capital expenditures	147.3	94.4	503.5	304.8	149.0
Add back: Capitalized interest paid (3)	16.5	7.2	44.9	30.5	10.8
Free Cash Flow excluding Skouries	$109.3	$189.2	$315.6	$355.0	$112.6
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements. 2025 and 2024 figures exclude the effect of exchange rates on cash and cash equivalents.
(2)Deferred consideration received from G Mining Ventures of $60 million, net of transaction costs of $0.5 million.
(3)Includes interest from the Term Facility and Senior Notes.

Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q4 2025	Q4 2024	2025	2024	2023
Net cash generated from operating activities (1)	$283.7	$267.6	$742.5	$656.0	$382.9
Add back (less): Changes in non-cash working capital	(53.7)	(39.1)	9.5	(20.6)	28.3
Cash flow from operating activities before changes in working capital	$230.0	$228.5	$752.0	$635.5	$411.2
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

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Cautionary Note About Forward Looking Statements and Information
Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets” , “continue”, “commitment”, “confident”, “estimates”, “expects”, “forecasts”, “guidance”, “intends”, “outlook”, “plans”, “potential”, “projected”, “prospective”, or “schedule” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.
Forward-looking statements or information contained in this news release include, but are not limited to, statements or information with respect to: management’s expectation that it can advance growth while retaining flexibility to return capital to shareholders; our beliefs for reserve growth; our jurisdictional and overall strategy; management’s safety vision and commitment to continuous improvement related thereto; expectations to complete a global rollout of CSL in 2026; expectations to provide for a quarterly dividend and expected record and payment dates for a declared dividend; with respect to Skouries: timelines and expectations for first production and commercial production, management’s focus on safely delivering Skouries, results of the Feasibility Study, including expected mine life and annual production of gold and copper from the project, expected 2026 gold and copper production, expected terms of concentrate off-take agreements and the expected positive economic impact of those terms, overall capital cost estimate, estimated foreign exchange impact, expected increases to accelerated operational capital costs, expected timing of the underground ramp-up, expected larger test stopes to be completed in 2026 and resulting tonnes, construction milestones and activities; and funding requirements for Skouries, including the sources thereof and impacts to the letter of credit as the Company invests in Skouries; with respect to Olympias: plans to continue underground development and intentions to complete a mill expansion to 650tpd, and the timing and benefits related thereto; with respect to Greece generally: expectations that Greece will have a transformational contribution; with respect to Kisladag: expected mine life extension, construction of the second phrase of the NHLP and ADR facilities, expected investment for a whole ore agglomeration circuit and expected benefits therefrom; expected timing for installation of agglomeration drums; expected timing for delivery and installation of a new crusher; expected ongoing geotechnical challenges in the open pit, optimization activities including associated costs and their expected benefits, and intentions to complete geometallurgical studies and the timing related thereto; with respect to the Lamaque Complex: plans to develop the Ormaque deposit, construction of the north basin water management structure, procurement of the paste plant as well as resource conversion drilling; with respect to Efemcukuru: plans for underground and portal development at Kokarpinar and development at Bati; non-IFRS financial measures and ratios; our expectations as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and commodity price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing, and operating potential, plans and priorities, and related timelines and schedules. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost, results of our construction and development activities, improvements, and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; availability of labour resources, including for construction, development and improvements activities; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to effectively use invested capital and unlock potential expansion opportunities across the portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost of shipping for important or critical items for construction, development and improvements activities or necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in.
More specifically, with respect to the Skouries Project and updates, we have made additional assumptions regarding: our ability and our contractors’ ability to recruit and retain labour resources within the required timeline; labour productivity, rates, and expected hours; inflation rates; the expected scope of project management frameworks; our ability to continue executing our plans relating to the Skouries Project on the estimated existing project timeline and consistent with the current planned project scope; the timeliness of shipping for important or critical items; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper, and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.
In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: commodity price risk; development risks at Skouries and other construction and development projects including the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality and our ability to construct key infrastructure within the required timelines, and unexpected inclement weather and climate events that may delay timelines; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; our ability to completely understand geotechnical structures, geotechnical and hydrogeological conditions or failures; regulatory requirements as they relate to mine plan approvals; waste

23

disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of mineral reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; the acquisition of Foran Mining Corporation, including timing, risks and benefits thereof; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to availability of labour resources, including for including for construction, development and improvements activities, and their productivity employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this news release, for a fuller understanding of the risks and uncertainties that affect our business and operations.
With respect to the Skouries Project, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project which in turn may cause delays in the commencement of production, and further increase to the costs of the Skouries Project. The specific risks, certainties and other factors include, among others: increase the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability, and the ability of our construction contractors to recruit the required number of personnel (both skilled and unskilled) with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience, and ability to work on site; our ability to increase productivity by, among other things,adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to third-party contractors, including reduced control over aspects of the Company's operations, and/or the ability of contractors to perform at required levels and according to baseline schedules and any commercial disputes that may arise from a contractor’s failure to meet these requirements; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality; impacts to overhead costs related to the schedule; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, substation, waste management facilities, embankments, tailings conveyor and control centre; the timely receipt of necessary permits and authorizations; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions, or labour unrest; unexpected inclement weather and climate events, including short and long duration rainfall and floods; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; and our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries Project. Our project capital and accelerated operational capital costs at Skouries are incurred primarily in Euros but are reported in US dollars and are therefore sensitive to fluctuations in the EUR:USD exchange rate.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This news release contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this news release. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise. Financial information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and are not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR+ and EDGAR under our Company name. The reader is directed to carefully review such documents for a full understanding of the financial information summarized herein.
Except as otherwise noted, scientific and technical information contained in this news release was reviewed and approved by Simon Hille, FAusIMM and EVP Technical Services and Operations for the Company, and a "qualified person" under NI 43-101.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this news release for the Quebec projects.

24

Eldorado Gold Corporation
Consolidated Statements of Financial Position
As at December 31, 2025 and December 31, 2024
(In thousands of U.S. dollars)

	Note	December 31, 2025	December 31, 2024

ASSETS
Current assets
Cash and cash equivalents	7	$869,356	$856,797
Accounts receivable and other	8	279,212	190,676
Inventories	9	297,165	278,995
Current other assets	10	—	138,932
Current derivative assets	28	2,051	52
Assets held for sale	6	—	16,686
		1,447,784	1,482,138
Deferred tax assets		37,076	19,487
Other assets	10	144,479	122,595
Investment in associate	11	109,423	—
Non-current derivative assets	28	10,380	—
Property, plant and equipment	12	4,885,564	4,118,782
Goodwill	13	92,591	92,591
		$6,727,297	$5,835,593
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	15	$630,310	$366,690
Current portion of lease liabilities		6,024	4,693
Current portion of debt	16	47,968	—
Current portion of asset retirement obligations	17	7,886	5,071
Current derivative liabilities	28	96,879	25,587
Liabilities associated with assets held for sale	6	—	10,133
		789,067	412,174
Debt	16	1,227,084	915,425
Lease liabilities		8,575	10,030
Employee benefit plan obligations		13,747	10,910
Asset retirement obligations	17	135,071	127,925
Non-current derivative liabilities	28	16,254	35,743
Deferred income tax liabilities		254,420	434,939
		2,444,218	1,947,146
Equity
Share capital	21	3,341,760	3,433,778
Shares held in trust for restricted share units		(16,035)	(12,970)
Contributed surplus		2,537,197	2,612,762
Accumulated other comprehensive (loss) income		(11,553)	56,183
Deficit		(1,572,080)	(2,193,163)
Total equity attributable to shareholders of the Company		4,279,289	3,896,590
Attributable to non-controlling interests		3,790	(8,143)
		4,283,079	3,888,447
		$6,727,297	$5,835,593
Commitments and contractual obligations (Note 25)
Contingencies (Note 26)
Events after the reporting date (Note 34)
Approved on behalf of the Board of Directors
(signed) Teresa Conway Director             (signed) George Burns Director
Date of approval: February 19, 2026

Please see the Consolidated Financial Statements dated December 31, 2025 for notes to the accounts.

Eldorado Gold Corporation
Consolidated Statements of Operations
For the years ended December 31, 2025 and December 31, 2024
(In thousands of U.S. dollars except share and per share amounts)

	Note	Year ended	Year ended
		December 31, 2025	December 31, 2024
Revenue
Metal sales	30	$1,818,856	$1,322,581

Cost of sales
Production costs	31	677,596	564,158
Depreciation and amortization		258,588	251,450
		936,184	815,608

Earnings from mine operations		882,672	506,973

Exploration and evaluation expenses		35,007	23,788
Mine standby costs		23,626	11,269
General and administrative expenses		39,170	36,240
Employee benefit plan expense		4,447	3,584
Share-based payments expense	22	20,224	11,872
Write-down of assets		12,737	6,135
Foreign exchange loss (gain)		20,062	(5,308)
Earnings from operations		727,399	419,393

Other (expense) income	18	(151,475)	39,050
Finance costs	19	(31,607)	(23,049)

Earnings from continuing operations before income tax		544,317	435,394
Income tax expense	20	22,068	134,758
Net earnings from continuing operations		522,249	300,636
Net loss from discontinued operations, net of tax	6	(17,945)	(13,676)
Net earnings for the year		$504,304	$286,960

Net earnings (loss) attributable to:
Shareholders of the Company		507,257	289,121
Non-controlling interests		(2,953)	(2,161)
Net earnings for the year		$504,304	$286,960

Net earnings (loss) attributable to shareholders of the Company:
Continuing operations		519,854	300,909
Discontinued operations		(12,597)	(11,788)
		$507,257	$289,121

Net earnings (loss) attributable to non-controlling interests:
Continuing operations		2,395	(273)
Discontinued operations		(5,348)	(1,888)
		$(2,953)	$(2,161)

Weighted average number of shares outstanding:
Basic	32	203,018,394	203,983,457
Diluted	32	205,412,243	205,541,542

Net earnings per share attributable to shareholders of the Company:
Basic earnings per share		$2.50	$1.42
Diluted earnings per share		$2.47	$1.41

Net earnings per share attributable to shareholders of the Company - Continuing operations:
Basic earnings per share		$2.56	$1.48
Diluted earnings per share		$2.53	$1.46

Please see the Consolidated Financial Statements dated December 31, 2025 for notes to the accounts.

Eldorado Gold Corporation
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2025 and December 31, 2024
(In thousands of U.S. dollars)

	Year ended	Year ended
	December 31, 2025	December 31, 2024

Net earnings for the year	$504,304	$286,960
Other comprehensive income (loss):
Items that will not be reclassified to earnings or (loss):
Change in fair value of investments in marketable securities	86,978	77,695
Income tax expense on change in fair value of investments in marketable securities	(11,691)	(10,463)
Actuarial gains (losses) on employee benefit plans	75	(206)
Income tax (expense) recovery on actuarial losses on employee benefit plans	(411)	44
Total other comprehensive income for the period	74,951	67,070
Total comprehensive income for the year	$579,255	$354,030

Total comprehensive income (loss) attributable to:
Shareholders of the Company	582,208	356,191
Non-controlling interests	(2,953)	(2,161)
	$579,255	$354,030

Please see the Consolidated Financial Statements dated December 31, 2025 for notes to the accounts.

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2025 and December 31, 2024
(In thousands of U.S. dollars)

	Note	Year ended	Year ended
		December 31, 2025	December 31, 2024

Cash flows generated from (used in):
Operating activities
Net earnings for the year from continuing operations		$522,249	$300,636
Adjustments for:
Depreciation and amortization		260,505	254,991
Finance costs	19	31,607	23,049
Interest income	18	(33,614)	(23,949)
Unrealized foreign exchange loss		18,105	174
Income tax expense	20	22,068	134,758
Gain on disposal of assets		(6,566)	(1,624)
Unrealized loss on derivative contracts	18	39,428	51,751
Write-down of assets		12,737	6,135
Share-based payments expense	22	20,224	11,872
Employee benefit plan expense		4,447	3,584
Non-cash gain on deferred consideration	8	—	(60,000)
		891,190	701,377
Property reclamation payments		(6,351)	(3,688)
Employee benefit plan payments		(5,559)	(3,003)
Income taxes paid		(160,898)	(83,162)
Interest received		33,614	23,949
Changes in non-cash operating working capital	23	(9,487)	20,554
Net cash generated from operating activities of continuing operations		742,509	656,027
Net cash used in operating activities of discontinued operations	6	(354)	(416)

Investing activities
Additions to property, plant and equipment		(866,362)	(594,142)
Capitalized interest paid		(44,923)	(30,461)
Proceeds from the sale of property, plant and equipment		5,908	6,162
Value added taxes related to mineral property expenditures		(51,676)	(9,756)
Cash received from deferred consideration	8	60,000	—
Sale (purchase) of investments in marketable securities		139,513	(1,139)
Purchase of investment in associate		(43,153)	—
Increase in deposits and other investments		(13,877)	(1,272)
Net cash used in investing activities of continuing operations		(814,570)	(630,608)

Financing activities
Issuance of common shares for cash, net of share issuance costs		8,853	14,112
(Distributions to) contributions from non-controlling interests		(747)	201
Proceeds from Term Facility - Commercial loans and RRF loans	16	278,493	310,918
Proceeds from VAT facility	16	75,909	56,022
Repayments of VAT facility	16	(54,068)	(47,304)
Term Facility commitment fees		(1,881)	(6,016)
Interest paid		(22,915)	(19,905)
Principal portion of lease liabilities		(5,515)	(4,796)
Purchase of shares for cancellation		(203,544)	—
Purchase of shares held in trust for restricted share units		(11,324)	(1,962)
Net cash generated from financing activities of continuing operations		63,261	301,270

Effect of exchange rates on cash and cash equivalents		21,359	(10,365)
Net increase in cash and cash equivalents		12,205	315,908
Cash and cash equivalents - beginning of year		856,797	540,473
Change in cash in disposal group held for sale	6	354	416
Cash and cash equivalents - end of year		$869,356	$856,797

Please see the Consolidated Financial Statements dated December 31, 2025 for notes to the accounts.

Eldorado Gold Corporation
Consolidated Statements of Changes in Equity
For the years ended December 31, 2025 and December 31, 2024
(In thousands of U.S. dollars)

	Note	Year ended	Year ended
		December 31, 2025	December 31, 2024
Share capital
Balance beginning of year		$3,433,778	$3,413,365
Shares issued upon exercise of share options		10,554	14,112
Shares issued upon exercise of performance share units		5,282	499
Transfer of contributed surplus on exercise of options		3,995	5,802
Shares repurchased and cancelled, net of tax		(110,168)	—
Share issuance cost		(1,681)	—
Balance end of year	21	$3,341,760	$3,433,778

Shares held in trust for restricted share units
Balance beginning of year		$(12,970)	$(19,263)
Shares purchased and held in trust for restricted share units		(11,324)	(1,962)
Shares released for settlement of restricted share units		8,259	8,255
Balance end of year		$(16,035)	$(12,970)

Contributed surplus
Balance beginning of year		$2,612,762	$2,617,216
Shares repurchased and cancelled		(94,656)	—
Share-based payment arrangements		11,577	10,102
Transfer to deficit on disposal of Romania segment		25,050	—
Shares redeemed upon exercise of restricted share units		(8,259)	(8,255)
Shares redeemed upon exercise of performance share units		(5,282)	(499)
Transfer to share capital on exercise of options		(3,995)	(5,802)
Balance end of year		$2,537,197	$2,612,762

Accumulated other comprehensive income (loss)
Balance beginning of year		$56,183	$(4,751)
Other comprehensive income for the year attributable to shareholders of the Company		74,951	67,070
Transfer to profit and loss on disposal of Romania segment		(3,811)	—
Reclassification on derecognition of investments in marketable securities		(138,876)	(6,136)
Balance end of year		$(11,553)	$56,183

Deficit
Balance beginning of year		$(2,193,163)	$(2,488,420)
Net earnings attributable to shareholders of the Company		507,257	289,121
Transfer to deficit on disposal of Romania segment		(25,050)	—
Reclassification on derecognition of investments in marketable securities		138,876	6,136
Balance end of year		$(1,572,080)	$(2,193,163)
Total equity attributable to shareholders of the Company		$4,279,289	$3,896,590

Non-controlling interests
Balance beginning of year		$(8,143)	$(6,182)
Transfer to profit and loss on disposal of Romania segment		15,633	—
Loss attributable to non-controlling interests		(2,953)	(2,161)
(Distributions to) contributions from non-controlling interests		(747)	200
Balance end of year		$3,790	$(8,143)
Total equity		$4,283,079	$3,888,447

Please see the Consolidated Financial Statements dated December 31, 2025 for notes to the accounts.